Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

June 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Pamela Long

Re:	Builders FirstSource, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 29, 2015
File No. 333-203824

Form 8-K/A
Filed May 29, 2015
File No. 000-51357

Dear Ms. Long:

Set forth below is the response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated June 9, 2015 (the “Comment Letter”) and the subsequent phone discussion with members of the Staff on June 15, 2015, each relating to Amendment No. 1 (the “Amendment No. 1”) to Registration Statement filed on Form S-3 (the “Registration Statement”, and, as amended by Amendment No. 1, the “Amended Registration Statement”) and the Current Report on Form 8-K/A (the “Current Report”) incorporated into the Amended Registration Statement, each of which Amendment No. 1 and Current Report was filed by Builders FirstSource, Inc. (the “Company”) on May 29, 2015. The headings and numbered paragraph of this letter correspond to the headings and numbered paragraph contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Pamela Long

Securities and Exchange Commission

June 16, 2015

Form 8-K filed May 4, 2015

Exhibit 99.1

General

1.	We note your response to prior comment 3. You indicate that while Builders is acquiring ProBuild, Builders is acquiring substantially all of the key operating assets of PBHI. In light of this fact as well as the Reorganization Agreement dated April 13, 2015, and the organizational structure included in Exhibit A, please explain why the combined financial statements that you have presented in accordance with Rule 3-05 of Regulation S-X reflect non-controlling interests. As noted in your disclosure in Note 12 on page F-21, these non-controlling interests represent “third-party ownership in consolidated VIEs in which the Company [PBHI] is determined to be the primary beneficiary.” Based on your disclosures, these non-controlling interests seem to relate to PBH LLC and PBRE, entities that appear to be under common control and will be acquired as part of Builder’s acquisition of ProBuild. Please advise.

The Company acknowledges the Staff’s comment and agrees while it is not typical to include a presentation of non-controlling interest (“NCI”) in combined financial statements, the historical organizational structure of ProBuild and a discussion of the primary users of its private company financial statements is important to understand why such presentation was utilized by ProBuild. ProBuild Holdings, Inc. (“PBH Inc”) has been the reporting entity since the formation of ProBuild in 2006. Prior to a 2009 reorganization, all assets, liabilities and operations of the business were attributed to PBH Inc. The 2009 reorganization and formation of ProBuild Holdings LLC (“PBH LLC”), a flow-through entity, was achieved through a contribution of the business operations by PBH Inc to PBH LLC and an equity infusion by PBH Inc’s investor’s equivalent to the fair value of the business contributed by PBH Inc. At that time, management determined PBH LLC was a variable interest entity (“VIE”) with PBH Inc. as the primary beneficiary (“PB”). Likewise, ProBuild Real Estate Holdings, LLC (“PBRE”), a separate, wholly owned special purpose entity, was formed by the investors to purchase real estate utilized by ProBuild’s operations. PBRE was also determined to be a VIE with PBH Inc as the PB. As a result of the 2009 reorganization, PBH Inc presented consolidated financial statements which included PBH LLC and PBRE with NCI representing the PBH LLC and PBRE ownership interests not held by PBH Inc.

From 2009 through 2012, PBH LLC received additional equity contributions from the existing investors. PBH Inc considered each equity contribution a reconsideration event and re-evaluated consolidation of PBH LLC under the VIE model. In connection with an equity contribution to PBH LLC in March 2012, PBH Inc lost the power to control, primarily through the loss of its controlling percentage of board seats, and was no longer determined to be the PB of PBH LLC. At that time, management considered the information required by the primary users of ProBuild’s financial statements, which included ProBuild’s investors and third party lenders, to determine the most meaningful financial statement presentation. ProBuild determined that maintaining a consistent financial reporting structure and presentation, with PBH Inc as the reporting entity, was most meaningful to the financial statement users. As such, ProBuild elected to present PBH Inc and PBH LLC on a combined basis as entities under common control. ProBuild continued to reflect NCI for the ownership interests of PBRE and PBH LLC not held by PBH Inc, as described in Note 1 to the audited financial statements incorporated by reference in the Amended Registration Statement and as depicted in the ownership structure in Exhibit A to the May 28, 2015 response to the SEC.

Pamela Long

Securities and Exchange Commission

June 16, 2015

From the perspective of the proposed acquisition and the Amended Registration Statement, Builders FirstSource determined the inclusion of ProBuild’s financial statements, as historically presented and issued, would substantially comply with the requirements of S-X Rule 3-05 as such financial statements include the key operating assets and all revenue generating activity of the acquired business. Further, the Registration Statement discloses that the NCI will be purchased in the acquisition and the pro forma financial information does not reflect NCI, which is consistent with the expected presentation of the legacy ProBuild assets in the Company’s financial statements upon completion of the acquisition.

If you have any questions with respect to the foregoing, please contact me at (214) 880-3500.

Very truly yours,

Builders FirstSource, Inc.

By:	/s/ Donald F. McAleenan
Donald F. McAleenan Senior Vice President and General Counsel

cc: Laura A. Kaufmann Belkhayat (via e-mail)

Skadden, Arps, Slate, Meagher & Flom LLP